

November 2, 2020

George Peng
Chief Financial Officer
Leisure Acquisition Corp.
250 West 57th Street, Suite 415
New York, New York 10107

> **Re: Leisure Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 20, 2020**
> **File No. 001-38306**

Dear Mr. Peng:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan at 202-551-3269 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Daniel L. Forman, Esq.